UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 23, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Triangle Pharmaceuticals, Inc.
File Nos. 0-21589 and 333-11793

CF#35489

Gilead Sciences, Inc. (successor to Triangle Pharmaceuticals, Inc.) submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on November 14, 2000 and November 8, 2002 and S-1 filed on September 11, 1996, as amended.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.19	S-1	September 11, 1996	September 2, 2022
10.1	10-Q	November 14, 2000	September 2, 2022
10.2	10-Q	November 8, 2002	September 2, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary